Exhibit 99.15

Selina Hospitality PLC

27 Old Gloucester Street

London WC1N 3AX

United Kingdom

26 June 2023

Kibbutz Holding S.a.r.l

5 rue Guillaume J Kroll

I-1882 Luxembourg

Luxembourg

Attention: David Galan

REIMBURSEMENT LETTER

This letter (the “Letter”) sets out the basis upon which Selina Hospitality PLC (the “Company”) has agreed to reimburse Kibbutz Holding S.a.r.l. (“Kibbutz”) for certain costs incurred by Kibbutz in relation to the Transaction (as defined below).

1. DEFINITIONS AND INTERPRETATION

In this Letter, the following terms shall have the following meanings:

“Convertible Subscription Agreement” means the subscription agreement concerning the subscription for convertible notes to be entered into on or about the date hereof between and among the Company (as issuer) and Osprey (as subscriber);

“Guarantees” means the guarantees to be provided by Kibbutz to Osprey in respect of the Convertible Subscription Agreement; and

“Osprey” means Osprey Investments Limited.

2. REIMBURSEMENT

As an inducement for Kibbutz to enter into the Guarantees the Company agrees to reimburse Kibbutz for the transaction costs and expenses paid and payable by Kibbutz to its professional consultants, advisors, accountants and other similar third parties, including, without limitation, the initial fees and costs payable to Kibbutz’s collateral agent, in connection with the Guarantees and their ancillary agreements, attachments and instruments up to a maximum aggregate amount of US$200,000.

Each such payment up to the maximum aggregate amount set forth above shall be made within 10 days from the date Kibbutz delivers to Selina an invoice for such reimbursable costs together with reasonable documentation supporting the costs to be reimbursed.

3. MISCELLANEOUS PROVISIONS

This Letter may not be amended except by all parties to this Letter in writing. This Letter constitutes the entire agreement and supersedes all prior agreements (both written and oral) between the parties to this Letter with respect to the subject matter of this Letter. This Letter may be executed in counterparts, each of which will be deemed an original and all of which, taken together, will constitute one instrument. The invalidity, illegality or unenforceability of a provision of this Letter does not affect or impair the continuation in force of the remainder of such provision or the remainder of this Letter.

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This Letter shall be binding upon, and enure to the benefit of, each party to this Letter and its or any subsequent successors and assigns. A party to this Letter may not assign or transfer, or purport to assign or transfer, a right or obligation under this Letter, except with the prior written consent of the other party to this Letter.

4. LAW AND JURISDICTION

This Letter and the relationship among the parties to it (and any non-contractual obligation, dispute, controversy or claim of whatever nature arising out of or in any way relating to this Letter or its formation) shall be governed by and construed in accordance with English law. The parties irrevocably agree that the English courts will have exclusive jurisdiction in relation to this Letter and the parties hereby submit to the jurisdiction of such courts.

If you are in agreement with the terms as set forth in this Letter, please sign and return the enclosed copy of this Letter.

Yours faithfully,

Duly authorised for and on behalf of Selina Hospitality PLC

Signature:	/s/ RAFAEL MUSERI

Name:	Rafael Museri

Agreed and accepted by:

For and on behalf of Kibbutz Holding S.a.r.l

Signature:	/s/ DAVID GALAN

Name:	David Galan

Date:	26 June 2023

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